Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

IMPORTANT NOTICE
By reading the following communication, you agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction. A registration statement on Form F-4 in connection with the combination of FCA and PSA through a cross-border merger was filed with the SEC on July 24, 2020 but has not yet been declared effective.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.

Vélizy-Villacoublay and London, September 29, 2020

Groupe PSA and FCA announce Stellantis Board membership

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and Peugeot S.A. (“Groupe PSA”) announce the composition of the Board of Directors of Stellantis, the new company that will result from the combination of their respective businesses.

Consistent with the terms of their Combination Agreement, announced on December 18, 2019, the Board of Directors of Stellantis will be comprised of 11 members, the majority of the non-executive directors being independent. The independent board members are drawn from diverse professional backgrounds and will bring with them significant relevant perspectives and experience, in line with the dynamic and innovative spirit that characterizes the creation of this new enterprise.

They will help Stellantis capitalize fully on its unique strengths and capabilities, in a new era of mobility, with the purpose of creating superior value for all of its stakeholders.

FCA and its reference shareholder Exor have nominated 5 members (including John Elkann as Chairman) and Groupe PSA and two of its reference shareholders (EPF/FFP and BPIfrance) have nominated 5 members (including the Senior Independent Director and the Vice Chairman). Carlos Tavares, Stellantis’ Chief Executive Officer, will also be a member of the Board of Directors.

The full composition of the Stellantis Board of Directors will be as follows, subject to shareholder vote:

John Elkann (Chairman),
Robert Peugeot (Vice Chairman)
Henri de Castries (Senior Independent Director)
Andrea Agnelli (Non-Executive Director)
Fiona Clare Cicconi (Non-Executive Director)
Nicolas Dufourcq, (Non-Executive Director)
Ann Frances Godbehere, (Non-Executive Director)
Wan Ling Martello (Non-Executive Director)
Jacques de Saint-Exupéry, (Non-Executive Director)
Kevin Scott (Non-Executive Director)
Carlos Tavares (Chief Executive Officer)

Completion of the proposed combination is expected to take place by the end of the first quarter of 2021, subject to the previously agreed conditions to closing in the Combination Agreement.

Investor Relations:

FCA	Groupe PSA
Joe Veltri: +1 248 576 9257 Investor.relations@fcagroup.com	Andrea Bandinelli: + 33 6 82 58 86 04 communication-financiere@mpsa.com

For further information:

FCA	Groupe PSA
Andrea Pallard: +39 335 8737298 andrea.pallard@fcagroup.com Shawn Morgan: +1 248 760 2621 shawn.morgan@fcagroup.com	Bertrand Blaise: +33 6 33 72 61 86 bertrand.blaise@mpsa.com Pierre Olivier Salmon: +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com

John Elkann (Chairman)
John Elkann is currently Chairman and Executive Director of FCA and will become Chairman and Executive Director of Stellantis following the closing of the merger. He was appointed Chairman of Fiat S.p.A. on April 21, 2010 where he previously served as Vice Chairman beginning in 2004 and as a board member from 1997 and he became Chairman of FCA on October 12, 2014. John Elkann is also Chairman and Chief Executive Officer of Exor N.V. and Chairman of Giovanni Agnelli B.V.
John Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin (Italy). While at university, he gained work experience in various companies of the FCA group in the United Kingdom and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the United States and Europe. John Elkann is Chairman of Ferrari N.V. and Ferrari S.p.A. and Chairman of GEDI Gruppo Editoriale S.p.A.and a Board member of PartnerRE Ltd.. John Elkann is a member of the Board of Trustees and of the Nominating Committee of the Museum of Modern Art (MoMA). He also serves as Chairman of the Giovanni Agnelli Foundation.

Robert Peugeot (Vice Chairman)
Robert Peugeot, chairman of FFP’s board, is currently the permanent representative of FFP on the PSA Supervisory Board, a member of PSA’s Finance and Audit Committee and chairman of PSA’s Strategic Committee. He will serve as Director of Stellantis following the closing of the merger. Robert Peugeot joined the PSA Supervisory Board as permanent representative of FFP on April 25, 2014. Robert Peugeot is a graduate of École Centrale de Paris and Institut Européen d'Administration des Affaires (INSEAD).
Robert Peugeot has held various executive positions within PSA. From 1998 to 2007, he was vice-president for innovation & quality, and a member of the PSA’s Executive Committee. In addition, Robert Peugeot serves as chairman of the board of FFP S.A.; director of Établissements Peugeot Frères S.A.; director of Faurecia S.A.; director of FFP Investment UK Ltd.; chairman of F&P S.A.S.; managing director of S.A.R.L. CHP Gestion; managing director of SC Rodom; permanent representative of F&P S.A.S. on the board of directors of Safran S.A.; member of the supervisory board of Signa Prime; director of Sofina S.A.; member of the supervisory board of Soparexo S.C.A.; director of Tikehau Capital Advisors S.A.S; and permanent representative of Maillot II S.A.S, on the board of directors of Sicav Armene 2.
He is a Knight of the French National Order of Merit and a Knight of the French Legion of Honour.

Henri de Castries (Senior Independent Director)
Henri de Castries will serve as Director of Stellantis following the closing of the merger. He is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d’Administration (ENA).
Henri de Castries was the chairman of the management board of AXA S.A. from 2000 and chairman and chief executive officer from April 2010 until September 2016. He previously worked for the French Finance Ministry Inspection Office and the French Treasury Department. In addition, Henri de Castries currently serves as director of Argus Media Ltd; chairman of Europe and special advisor of General Atlantic; chairman of the board of directors of AXA Assurances IARD Mutuelle; chairman of the board of directors of AXA Assurances Vie Mutuelle; member of the global advisory council of Leapfrog Investments Ltd; director of HSBC Holdings plc.; and vice-chairman of the board of directors of Nestlé S.A.

Andrea Agnelli (Non-Executive Director)
Andrea Agnelli will serve as non-executive Director of Stellantis following the closing of the merger. Andrea Agnelli is Chairman of Lamse (since 2007), a financial holding company, Chairman of Juventus Football Club S.p.A. (since 2010), Chairman of “Fondazione del Piemonte per l’Oncologia” (since 2017) and Chairman of the “European Club Association” (since 2017, board member since 2012).

He studied at Oxford (St. Clare’s International College) and Milan (Università Commerciale Luigi Bocconi). Andrea Agnelli began his professional career in 1999 at Ferrari Idea in Lugano before moving to Lausanne to join Philip Morris International, from 2001 to 2004. In 2005, he returned to Turin to work in strategic development for IFIL Investments S.p.A. (now EXOR N.V.).
Andrea Agnelli is also a General Partner of Giovanni Agnelli B.V., board member of EXOR N.V., a member of UEFA’s Executive Committee and a member of the Advisory Board of BlueGem Capital Partners LLP. Previously he served as board member of Lega Serie A and as board member of the “Fondazione per la mutualità generale negli sport professionistici”.Andrea Agnelli was appointed to the board of directors of Fiat S.p.A. on May 30, 2004 and became a member of the board of directors of FCA on October 12, 2014.

Fiona Clare Cicconi (Non-Executive Director)
Fiona Clare Cicconi will serve as an employee representative on the Stellantis Board following the closing of the merger. Fiona Clare Cicconi is executive vice-president and chief human resources officer at AstraZeneca PLC since 2014. Fiona Clare Cicconi started her career at General Electric, where she held various human resources roles within the oil and gas business. Subsequently, she spent a number of years at Cisco, overseeing human resources in Southern Europe and then industrial and employee relations in EMEA, before joining F. Hoffmann La Roche in 2006. There, she was most recently responsible for global human resources for Global Technical Operations.
Fiona Clare Cicconi holds a diploma in international business studies from Leeds Metropolitan University.

Nicolas Dufourcq (Non-Executive Director)
Dufourcq will serve as Director of Stellantis following the closing of the merger. Nicolas Dufourcq is a graduate of École des Hautes Etudes Commerciales (HEC) and École Nationale d’Administration (ENA).
Nicolas Dufourcq began his career at the French Ministry of Economy and Finance in 1988 and then joined the French Ministry of Health and Social Affairs in 1992, before joining France Telecom in 1994. In 1998, he created Wanadoo, the internet access leader, a subsidiary of France Telecom, and listed it for €20bn in 2000. Between 1998 and 2003, he was CEO of Wanadoo and executive director of France Telecom in charge of the internet, cable and pay TV. Nicolas Dufourcq joined Capgemini in 2003, where he was in charge of the central and southern Europe region. From 2004 to 2013, he served as chief financial officer and deputy chief executive officer of Capgemini. Since February 7, 2013, Nicolas Dufourcq has been the chief executive officer of Bpifrance SA. In addition, Nicolas Dufourcq serves as chief executive officer of Bpifrance Financement S.A.; chief executive officer of Bpifrance Investissement S.A.S.; chief executive officer of Bpifrance Assurance Export S.A.S.; chairman and chief executive officer of Bpifrance Participations S.A.; permanent representative of Bpifrance Participations S.A. on the board of directors of Orange; vice-chairman of the supervisory board of STMicroelectronics N.V.; and member of the supervisory committee of Doctolib S.A.S.

Ann Frances Godbehere (Non-Executive Director)
Ann Frances Godbehere will serve as non-executive Director of Stellantis following the closing of the merger.
Born in Canada, Ann Frances Godbehere started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as senior vice president and controller for life and health, and property and casualty businesses throughout North America.
She joined Swiss Re in 1996, after it acquired the M&G Group, and served as chief financial officer from 2003 to 2007. From 2008 to 2009, she was interim chief financial officer and an executive director of Northern Rock bank in the initial period following its nationalization. Ann Frances Godbehere has also held several non-executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Most recently, and until May 2019, Ann Frances Godbehere served as a non-executive director of Rio Tinto plc and Rio Tinto Limited.

She was also a senior independent director of Rio Tinto plc. In addition, Ann Frances Godbehere serves as non-executive director of Royal Dutch Shell plc. She is also a fellow of the Institute of Chartered Professional Accountants and a fellow of the Certified General Accountants Association of Canada.

Wan Ling Martello (Non-Executive Director)
Wan Ling Martello will serve as non-executive Director of Stellantis following the closing of the merger. Ms. Martello currently serves as a partner and cofounder at BayPine, a private equity firm, a role she has held since 2020. From 2015 to 2018, Ms. Martello served as executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa regions at Nestlé.
From 2012 to 2015, Ms. Martello served as Nestlé’s chief financial officer, and from 2011 to 2012 she served as Nestlé’s executive vice president. From 2005 to 2011, Ms. Martello was a senior executive at Walmart Stores, Inc., a retail corporation, where she served as executive vice president for global ecommerce and executive vice president, chief financial officer & strategy. Ms. Martello has served on the board of directors of Alibaba Group since 2015 and of Uber Technologies, Inc. since 2017.
Ms. Martello holds an MBA from the University of Minnesota and a BS from the University of the Philippines.

Jacques de Saint-Exupéry (Non-Executive Director)
Jacques de Saint-Exupéry will serve as an employee representative on the Stellantis Board following the closing of the merger. Jacques de Saint-Exupéry graduated from the Bordeaux Business School.
Jacques de Saint-Exupéry has held various positions within PSA since 1984. Since 2011, he has been working within the management control team covering the activities of the corporate finance and treasury department as well as the financial communication department.
In addition, Jacques de Saint-Exupéry has been involved in trade-union activity since 2008, including as secretary of the works council of PSA.

Kevin Scott (Non-Executive Director)
Kevin Scott will serve as non-executive Director of Stellantis following the closing of the merger. Kevin Scott is executive vice president of technology & research, and the chief technology officer of Microsoft since 2017. Kevin Scott’s 20-year career in technology spans both academia and industry as researcher, engineer and leader.
Prior to joining Microsoft, Kevin Scott was senior vice president of engineering and operations at LinkedIn from 2011 to 2016. Earlier in his career, Kevin Scott oversaw mobile ads engineering at Google, including the integration of Google’s acquisition of AdMob. At AdMob, Kevin Scott was responsible for engineering and operations for the world’s leading platform for mobile monetization. Before joining AdMob, Scott held numerous leadership positions at Google in the search and advertising divisions of the company.
Kevin Scott is the founder of the non-profit organization Behind the Tech, a member of the Anita Borg Institute’s board of trustees and a director of The Scott Foundation.
Kevin Scott holds an M.S. in computer science from Wake Forest University, a B.S. in computer science from University of Lynchburg, and has completed most of his Ph.D. in computer science at the University of Virginia.

Carlos Tavares (Chief Executive Officer)
Carlos Tavares is currently Chairman of the PSA Managing Board and will become Chief Executive Officer and Executive Director of Stellantis following the closing of the merger. He joined the PSA Managing Board on January 1, 2014 and was appointed as Chairman of the PSA Managing Board on March 31, 2014. Carlos Tavares graduated from École Centrale de Paris.

He held various positions within the Renault Group between 1981 and 2004, before joining the Nissan Group. Carlos Tavares was appointed Executive Vice President, Chairman of the Management Committee Americas and President of Nissan North America in 2009, before being appointed as Chief Operating Officer of Nissan, a position he held until 2013. Carlos Tavares also serves as a director of Airbus Holding S.A., and is a member of the board of directors of the European Automobile Manufacturers’ Association (ACEA).1

About FCA
Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA
Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia.
Media library: medialibrary.groupe-psa.com  /   @GroupePSA_EN

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation;
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1 The biography of Carlos Tavares is already included in the Form F-4, as filed on July 24, 2020, and is provided here only for purposes of completeness.

exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC (including the registration statement on Form F-4 filed with the SEC on July 24, 2020), the AFM and CONSOB and PSA’s filings with the AMF.